Exhibit (a)(1)(D)

March 24, 2003

To Our Stockholders:

Keynote Systems, Inc., a Delaware corporation, is offering to purchase for cash 7,500,000 shares of its common stock from existing stockholders. The terms and conditions of the offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.

You may tender all or only a portion of your shares. A tender of shares will include a tender of the associated preferred stock purchase rights issued under the Rights Agreement, dated as of October 25, 2002, between Keynote and American Stock Transfer & Trust Company, as Rights Agent, unless such rights are redeemed prior to the expiration date of the offer. No separate consideration will be paid for those rights.

Keynote will pay $9.50 per share, net to the seller in cash, without interest for shares properly tendered and not properly withdrawn in the offer, on the terms and subject to the terms and conditions of the offer, including the proration provisions. Because of the proration provisions described in the Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares Keynote seeks to purchase are properly tendered. Shares not purchased in the offer will be returned promptly after the expiration of the offer. Keynote has reserved the right, in its sole discretion, to purchase more than 7,500,000 shares in the offer, subject to applicable law.

Keynote’s Board of Directors has approved the offer. However, neither Keynote nor its Board of Directors makes any recommendation to you as to whether you should or should not tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. Keynote’s directors and executive officers have advised Keynote that they do not intend to tender any shares in the offer.

The offer will expire at 12:00 midnight, Eastern Time, on Friday, May 9, 2003, unless extended by Keynote. If you have any questions regarding the offer or need assistance in tendering your shares, please contact MacKenzie Partners, Inc., the Information Agent for the offer, at (800) 322-2885.

Sincerely,

Umang Gupta

Chairman of the Board

and Chief Executive Officer